[Letterhead of Wachtell, Lipton, Rosen & Katz]

June 13, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Abbott Laboratories

Registration Statement on Form S-4

Ladies & Gentlemen:

On behalf of our client, Abbott Laboratories  (“Abbott”), we are transmitting for filing under the U.S. Securities Act of 1933, as amended (the “Securities Act”), Abbott’s registration statement on Form S-4 (the “Registration Statement”) relating to up to 276,012,875 common shares, without par value, of Abbott to be issued in connection with the proposed merger (the “Merger”) of Vault Merger Sub, Inc, a wholly owned subsidiary of Abbott (“Merger Sub 1”), with and into St. Jude Medical, Inc. (“St. Jude Medical”), pursuant to an Agreement and Plan of Merger, dated as of April 27, 2016, by and among Abbott, St. Jude Medical, Merger Sub 1 and Vault Merger Sub LLC.  The Registration Statement includes a preliminary proxy statement/prospectus that, when finalized, will be mailed to St. Jude Medical shareholders in connection with their vote to approve the Merger.  We will provide courtesy hard copies of the Registration Statement upon request.

Pursuant to Section 6(b) of the Securities Act and Rule 457 promulgated thereunder, a filing fee of $956,057 in connection with this filing of the Registration Statement was paid to the U.S. Securities and Exchange Commission on June 13, 2016 by wire transfer in immediately available funds.

If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1394, Victor Goldfeld, (212) 403-1005 or Sebastian L. Fain at (212) 403-1135.

Very truly yours,

/s/ David K. Lam

David K. Lam

Enclosures

cc:	Hubert L. Allen, Esq., Executive Vice President, General Counsel and Secretary,
Abbott Laboratories

Jason A. Zellers, Esq., Vice President, General Counsel and Corporate Secretary,
St. Jude Medical, Inc.

Joseph M. Barbeau, Esq.,
Gibson, Dunn & Crutcher LLP